January 31, 2025

Corey Henry
President and Chief Executive Officer
Santander Drive Auto Receivables LLC
1601 Elm Street, Suite 800
Dallas, Texas 75201

       Re: Santander Drive Auto Receivables LLC
           Registration Statement on Form SF-3
           Filed January 3, 2025
           File No. 333-284121
Dear Corey Henry:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
       Instruction I.A.2. of Form SF-3.
 January 31, 2025
Page 2
Cover Page

2.     We note your disclosure here and elsewhere throughout the prospectus that,
       depending on the issuance, [Santander] Drive Auto Receivables Grantor Trust (the
          Grantor Trust   ), rather than [Santander] Drive Auto Receivables
Trust 20[ ]-[ ] (the
          Issuing Entity   ), may hold the receivables and that, in such a
scenario, the Issuing
       Entity will instead hold a Grantor Trust Certificate representing an equity interest in the Grantor Trust. We note that the Grantor Trust was not contemplated in your last
       SF-3. Please tell us why you have added this structural feature to the registration statement and tell us whether there are any specific risks to consider with this structure. We may have additional comments after reviewing your response.
Summary of Structure and Flow of Funds, page x

3. The diagram presented in this section indicates that, regardless of whether the Grantor
       Trust or the Issuing Entity holds the receivables, either of Santander Consumer USA
       Inc. (   SC   ) or Santander Bank, N.A. (   SBNA   ), acting as
Servicer, would be
       connected to the Issuing Entity. The Form of Servicing Agreement included as
       Exhibit 10.4 indicates that, where the Grantor Trust is a party to a deal, the Servicer provides services on behalf of both the Issuing Entity and the Grantor Trust (see, e.g.,
       Section 2.1(a) on page 2 of the Form of Servicing Agreement). Please revise the diagram to reflect the relationship between the Servicer and the Grantor Trust or advise.
Summary of Terms
[Subsequent Receivables], page 10

4. We are unable to locate relevant provisions in the forms of transaction documents filed as exhibits to the registration statement relating to potential funding or revolving periods and the contractual rights or obligations of any transaction party with respect to the establishment, maintenance, use, and/or disposition of a pre-funding account.
       Please revise the appropriate exhibits as necessary to reflect the relevant terms as disclosed in your form of prospectus or remove discussion of potential funding or revolving periods from your form of prospectus.
Risk Factors, page 23

5.     We note that the risk factors    Adverse events with respect to the
sponsor, the servicer,
       the administrator or their affiliates could affect the timing of payments on your notes
       or adversely affect the market value or liquidity of your notes    on
page 31 and    You
       may experience delays or reduction in payments on your notes following a servicer
       replacement event and replacement of the servicer    on page 35 each
include bracketed
       disclosure stating that SC anticipates transferring its servicing obligations to SBNA in
       2025. We note that this is reflected throughout the prospectus as references to the servicer are drafted to mean either SC or SBNA. Please revise to explain the reason for the planned change in servicer.
Asset Review Voting, page 116

6. Please revise your disclosure on page 116 regarding the 5% threshold of investors required to initiate an asset review vote to clarify that notes held by the sponsor or
 January 31, 2025
Page 3

       servicer, or any affiliates thereof, are not included in the calculation for determining whether 5% of investors have elected to initiate a vote. Refer to Section
       V.B.3(a)(2)(c)(i)(b) of Release No. 33-9638 (the "Regulation AB II
Adopting
       Release") (stating that the maximum percentage of investors' interest in the pool required to initiate vote may not be greater than 5% of the total investors' interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)).
The Transfer Agreements, the Servicing Agreement and the Administration
Agreement
Requests to Repurchase and Dispute Resolutions, page 118

7. We note your statement on page 119 that any mediation and arbitration will be subject
       to certain confidentiality restrictions    and additional terms set
forth in the purchase
       agreement.    We also note that, for example, Section 3.7(c)(iii) on
page 10 of the
       Purchase Agreement filed as Exhibit 10.1 requires that any mediator be impartial, knowledgeable about and experienced with the laws of the State of New York that are
       relevant to the repurchase dispute,    but we are unable to locate
disclosure of such
       requirement in the prospectus. Please revise your prospectus as necessary to disclose all material terms set forth in the purchase agreement.
Part II. Information Not Required in Prospectus
Item 12. Other Expenses of Issuance and Distribution, page II-1

8. We note that there appears to be a typographical error regarding the amount of Asset
       Representations Reviewer Fees and Expenses. Please revise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Donial Dastgir at 202-551-3039 or Rolaine Bancroft at 202-551-3313
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Structured Finance